SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 000-21978

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Exhibit 1	Futuremedia Secures Additional Financing Commitment of $550,000.

Exhibit 2	Securities Purchase Agreement (the “Cornell $550K Securities Purchase Agreement”) dated September 28, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP.

Exhibit 3	Investor Registration Rights Agreement dated September 28, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP, in connection with the Cornell $550K Securities Purchase Agreement.

Exhibit 4	$550,000 Secured Convertible Note due September 28, 2009 issued to Cornell Capital Partners, LP in connection with the Cornell $550K Securities Purchase Agreement.

Exhibit 5	Deed of Variation dated September 28, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP in connection with the Cornell $550K Securities Purchase Agreement.

Exhibit 6
Amendment No. 1 to Amended and Restated Investor Registration Rights Agreement dated September 28, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP., Certain Wealth, Ltd. and TAIB Bank, B.S.C. in connection with the Amended and Restated Investor Registration Rights Agreement dated August 3, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C.(c). (previously filed as Exhibit 3 to Futuremedia’s Form 6-K, filed on August 7, 2006, File No. 000-21978) and in connection with the Amended and Restated Securities Purchase Agreement dated August 3, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (previously filed as Exhibit 2 to Futuremedia PLC’s Form 6-K, filed on August 7, 2006, File No. 000-21978).

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Leonard M. Fertig
Leonard M. Fertig
Chief Executive Officer

Date: September 29, 2006

Exhibit 1

Futuremedia PLC Announces That Cornell Capital Partners, LP has Agreed to Provide
An Additional $550,000 of Capital to Futuremedia PLC.

On September 29, 2006, Futuremedia PLC (the “Company”) announced that Cornell Capital Partners, LP (“Cornell”), has agreed to provide an additional $550,000 of capital to the Company. The proceeds of the transaction will be used for general working capital purposes.

Cornell’s $550,000 investment was made by way of a loan that is convertible (subject to certain restrictions and limitations) into Ordinary Shares of the Company from time to time at Cornell’s option (subject to certain restrictions and limitations) and is secured by the assets of the Company.

The conversion rate for the $550,000 loan is based on the lesser of $0.12 or 80% of the lowest weighted average price of the Company’s ADSs during the 30 trading days immediately preceding the time of conversion. The loan has a term of 3 years and bears interest at an annual rate of 10%.

In connection with the $550,000 investment, the Company issued to Cornell 1,000,000 Ordinary Shares at nominal value. Yorkville Advisors, LLC, the General Partner of Cornell also received commitment fees of $55,000.

Notwithstanding the $550,000 in additional financing, the Company’s working capital resources are insufficient to fund the current level of operations. The Company expects to raise additional funds before the end of October 2006 and is currently engaged in activities to secure the required additional financing within that timeframe. However, the Company cannot provide any assurances that it will be successful in securing sufficient financing. If the Company is not able to obtain the required financing, the Company will likely be required to significantly curtail or cease it operations.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This statement contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include expectations regarding: the Company’s future financial condition and performance; the expected benefits of additional financing arrangements (including the financing arrangements described in this statement); and the future success of the Company’s products and services. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company’s ability to obtain additional financing for working capital; risks relating to the Company's ability to operate profitably and generate cash in the future; risks associated with financing arrangements such as the financing described herein (including risks that the terms of such financing could result in substantial dilution to shareholders because of conversion ratios that may depend on the future performance of the Company’s ADSs or other factors); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks associated with the Company's ability to develop and successfully market new services and products; risks associated with rapid growth; the Company’s ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia PLC or their respective owners.

Exhibit 2

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of September 28, 2006, by and among FUTUREMEDIA PLC, a Public Limited Company organized and existing under the laws of England and Wales (the “Company”), and the Buyers listed on Schedule I attached hereto (individually, a “Buyer” or collectively “Buyers”).

WITNESSETH

WHEREAS, the Company and the Buyer(s) are executing and delivering this Agreement in reliance upon an exemption from securities registration pursuant to Section 4(2) and/or Rule 506 of Regulation D (“Regulation D”) as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Buyer(s), as provided herein, and the Buyer(s) shall purchase Five Hundred Fifty Thousand Dollars ($550,000) of convertible notes (the “Convertible Notes”), which shall be convertible into the Company’s American Depository Shares (as evidenced by American Depository Receipts) (“ADS” and as converted, the “Conversion Shares”); each ADS representing the right to receive one of the Company’s Ordinary Shares of 1 1/9 pence each (the “Ordinary Shares”), which shall be funded within three (3) business days of the date hereof (the “Closing”), for a total purchase price of Five Hundred Fifty Thousand Dollars ($550,000), (the “Purchase Price”) in the respective amounts set forth opposite each Buyer(s) name on Schedule I (the “Subscription Amount”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement substantially in the form attached hereto as Exhibit A (the “Investor Registration Rights Agreement”) pursuant to which the Company has agreed to provide certain registration rights under the Securities Act and the rules and regulations promulgated there under, and applicable state securities laws;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Deed of Variation (relating to the Debentures between the parties dated on or about April 25, 2006) substantially in the form attached hereto as Exhibit B (such Deed of Variation being referred to herein together with such Debenture as the “Debenture”) pursuant to which the Company has agreed to provide the Buyer a security interest in Charged Property (as this term is defined in the Debenture) to secure the Company’s obligations under this Agreement, the Convertible Note, the Investor Registration Rights Agreement, the Debenture or any other obligations of the Company to the Buyer;

NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement the Company and the Buyer(s) hereby agree as follows:

1.  PURCHASE AND SALE OF CONVERTIBLE NOTES.

(a)  Purchase of Convertible Notes. Subject to the satisfaction (or waiver) of the terms and conditions of this Agreement, each Buyer agrees, severally and not jointly, to purchase at the Closing and the Company agrees to sell and issue to each Buyer, severally and not jointly, at the Closing, Convertible Notes in amounts corresponding with the Subscription Amount set forth opposite each Buyer’s name on Schedule I hereto.

(b)  Closing Date. The Closing of the purchase and sale of the Convertible Notes shall take place at 10:00 a.m. Eastern Standard Time on the third (3rd) business day following the date hereof, subject to notification of satisfaction of the conditions to the Closing set forth herein and in Sections 6 and 7 below (or such other date as is mutually agreed to by the Company and the Buyer(s)) (the “Closing Date”). The Closing shall occur on the respective Closing Dates at the offices of Yorkville Advisors, LLC, 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 (or such other place as is mutually agreed to by the Company and the Buyer(s)).

(c)  Form of Payment. Subject to the satisfaction of the terms and conditions of this Agreement, on the Closing Dates, (i) the Buyers shall deliver to the Company such aggregate proceeds for the Convertible Notes to be issued and sold to such Buyer(s), minus the fees to be paid directly from the proceeds the Closings as set forth herein, and (ii) the Company shall deliver to each Buyer, the Convertible Notes and Commitment Shares which such Buyer(s) is purchasing in amounts indicated opposite such Buyer’s name on Schedule I, duly executed on behalf of the Company.

2.  BUYER’S REPRESENTATIONS, WARRANTIES AND COVENANTS.

Each Buyer represents and warrants, severally and not jointly, that:

(a)  Investment Purpose. Each Buyer is acquiring the Convertible Notes and other securities issuable hereunder and, upon conversion of Convertible Notes and/or other securities issuable hereunder, the Buyer will acquire the Conversion Shares or other securities then issuable, for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, such Buyer reserves the right to dispose of the Conversion Shares or other securities at any time in accordance with or pursuant to an effective registration statement (the “Registration Statement”), filed pursuant to the Investor Registration Rights Agreement, covering such Conversion Shares (or other securities) or an available exemption under the Securities Act.

(b)  Accredited Investor Status. Each Buyer is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D.

(c)  Reliance on Exemptions. Each Buyer understands that the Convertible Notes are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire such securities.

(d)  Information. Each Buyer and its advisors (and his or, its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information he deemed material to making an informed investment decision regarding his purchase of the Convertible Notes and the Conversion Shares, which have been requested by such Buyer. Each Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer’s right to rely on the Company’s representations and warranties contained in Section 3 below. Each Buyer understands that its investment in the Convertible Notes and the Conversion Shares involves a high degree of risk. Each Buyer is in a position regarding the Company, which, based upon employment, family relationship or economic bargaining power, enabled and enables such Buyer to obtain information from the Company in order to evaluate the merits and risks of this investment. Each Buyer has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to its acquisition of the Convertible Notes the Conversion Shares, and the Commitment Shares.

(e)  No Governmental Review. Each Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Convertible Notes, Commitment Shares, or the Conversion Shares, or the fairness or suitability of the investment in the Convertible Notes, Commitment Shares, or the Conversion Shares, nor have such authorities passed upon or endorsed the merits of the offering of the Convertible Notes, Commitment Shares, or the Conversion Shares.

(f)  Transfer or Resale. Each Buyer understands that except as provided in the Investor Registration Rights Agreement: (i) the Convertible Notes, Commitment Shares, and Conversion Shares have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, or (B) such Buyer shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration requirements; (ii) any sale of such securities made in reliance on Rule 144 under the Securities Act (or a successor rule thereto) (“Rule 144”) may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of such securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. The Company reserves the right to place stop transfer instructions against the shares and certificates for the Conversion Shares or Commitment Shares.

(g)  Legends. Each Buyer understands that the certificates or other instruments representing the Convertible Notes, Commitment Shares, and the Conversion Shares and/or other securities issuable hereunder shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS.

The legend set forth above shall be removed and the Company within two (2) business days shall issue a certificate without such legend to the holder of the Conversion Shares upon which it is stamped, if, unless otherwise required by state securities laws, (i) in connection with a sale transaction, provided the Conversion Shares or Commitment Shares are registered under the Securities Act or (ii) in connection with a sale transaction, after such holder provides the Company with an opinion of counsel, which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale, assignment or transfer of the Conversion Shares or Commitment Shares may be made without registration under the Securities Act.

(h)  Authorization, Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and is a valid and binding agreement of such Buyer enforceable in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(i)  Receipt of Documents. Each Buyer and his or its counsel has received and read in their entirety: (i) this Agreement and each representation, warranty and covenant set forth herein, the Convertible Notes issued hereto, the Debenture and the Investor Registration Rights Agreement; (ii) all due diligence and other information necessary to verify the accuracy and completeness of such representations, warranties and covenants; (iii) the Company’s Form 20-F for the fiscal year ended April 30, 2005; (iv) all Form 6-K fillings made by the Company since April 30, 2006, and (v) answers to all questions each Buyer submitted to the Company regarding an investment in the Company; and each Buyer has relied on the information contained therein and has not been furnished any other documents, literature, memorandum or prospectus.

(j)  Due Formation of Corporate and Other Buyers. If the Buyer(s) is a corporation, trust, partnership or other entity that is not an individual person, it has been formed and validly exists and has not been organized for the specific purpose of purchasing the Convertible Notes and is not prohibited from doing so.

(k)  No Legal Advice From the Company. Each Buyer acknowledges, that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with his or its own legal counsel and investment and tax advisors. Each Buyer is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

3.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each of the Buyers that, except as set forth in the SEC Documents (as defined herein):

(a)  Organization and Qualification. The Company and its subsidiaries are corporations duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate power to own their properties and to carry on their business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries taken as a whole.

(b)  Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Convertible Notes, the Debenture, the Investor Registration Rights Agreement, and any related agreements (collectively the “Transaction Documents”) and to issue the Convertible Notes, Commitment Shares, and the Conversion Shares in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Convertible Notes and Commitment Shares and the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion or exercise thereof, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) the Transaction Documents have been duly executed and delivered by the Company, (iv) the Transaction Documents constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

(c)  Capitalization. As of the date hereof (and before taking into account the transactions contemplated by this Agreement) the authorized capital stock of the Company consists of 350,000,000 shares of Ordinary Shares, par value 1 1/9 pence each, and 2,000,000 shares of Preferred Stock, par value 2 pence (“Preferred Stock”) of which 168,844,374 Ordinary Shares and zero shares of Preferred Stock are issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as disclosed herein or in the SEC Documents (as defined in Section 3(f)), no Ordinary Shares are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. As of the date of this Agreement, there are outstanding options to purchase an aggregate of 12,251,113 Ordinary Shares at exercise prices ranging from $0.085 to $1.622 under the Company’s employee share option plans (such options expire on dates ranging from January 2008 to October 2015) and warrants to purchase an aggregate of 6,497,138 Ordinary Shares at an exercise price of $0.11 per share (such warrants expire on July 21, 2010) and warrants to purchase an aggregate of 250,000 Ordinary Shares at an exercise price of $0.095 per share (such warrants expire on December 19, 2010), and warrants to purchase an aggregate of 4,750,000 Ordinary Shares at an exercise price of $0.095 per share (such warrants expire on April 19, 2011). Except as disclosed herein or in the SEC Documents, as of the date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, (ii) there are no outstanding debt securities and (iii) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except pursuant to the Investor Registration Rights Agreement) and (iv) there are no outstanding registration statements and there are no outstanding comment letters from the SEC or any other regulatory agency. There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Convertible Notes or Commitment Shares as described in this Agreement. The Company has furnished to the Buyer true and correct copies of the Company’s Articles of Incorporation, as amended and as in effect on the date hereof (the “Articles of Association”), and the terms of all securities convertible into or exercisable for Ordinary Shares and the material rights of the holders thereof in respect thereto other than stock options issued to employees and consultants.

(d)  Issuance of Securities. The Convertible Notes and Commitment Shares are duly authorized and, upon issuance in accordance with the terms hereof, shall be duly issued, fully paid and nonassessable, are free from all taxes, liens and charges with respect to the issue thereof. The Conversion Shares issuable upon conversion of the Convertible Notes have been duly authorized and reserved for issuance. Upon conversion or exercise in accordance with the Convertible Notes the Conversion Shares will be duly issued, fully paid and nonassessable.

(e)  No Conflicts. Except as disclosed in the SEC Documents, the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Association or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the NASDAQ-CM on which the Company’s ADSs are quoted) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected. Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Incorporation or By-laws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries. The business of the Company and its subsidiaries is not being conducted, and shall not be conducted in violation of any material law, ordinance, or regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement or the Investor Registration Rights Agreement in accordance with the terms hereof or thereof. Except as disclosed in the SEC Documents, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company and its subsidiaries are unaware of any facts or circumstance, which might give rise to any of the foregoing.

(f)  SEC Documents: Financial Statements. Since January 1, 2003, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and all registration statements required under the Securities Act (all of the foregoing filed prior to the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”). The Company has delivered to the Buyers or their representatives, or made available through the SEC’s website at http://www.sec.gov., true and complete copies of the SEC Documents. As of their respective dates, the financial statements of the Company disclosed in the SEC Documents (the “Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such Financial Statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and, fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyer which is not included in the SEC Documents, including, without limitation, information referred to in this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)  10(b)-5. As of their respective dates, the SEC Documents did not include any untrue statements of material fact, nor did they omit to state any material fact required to be stated therein necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

(h)  Absence of Litigation. Except as disclosed in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Ordinary Shares or any of the Company’s subsidiaries, wherein an unfavorable decision, ruling or finding would (i) have a material adverse effect on the transactions contemplated hereby (ii) adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, this Agreement or any of the documents contemplated herein, or (iii) except as expressly disclosed in the SEC Documents, have a material adverse effect on the business, operations, properties, financial condition or results of operations of the Company and its subsidiaries taken as a whole.

(i)  Acknowledgment Regarding Buyer’s Purchase of the Convertible Notes. The Company acknowledges and agrees that the Buyer(s) is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that the Buyer(s) is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by the Buyer(s) or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Buyer’s purchase of the Convertible Notes, Commitment Shares, or the Conversion Shares. The Company further represents to the Buyer that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation by the Company and its representatives.

(j)  No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Convertible Notes, Commitment Shares, or the Conversion Shares.

(k)  No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the Convertible Notes, Commitment Shares, or the Conversion Shares under the Securities Act or cause this offering of the Convertible Notes, Commitment Shares, or the Conversion Shares to be integrated with prior offerings by the Company for purposes of the Securities Act.

(l)  Employee Relations. Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened. None of the Company’s or its subsidiaries’ employees is a member of a union and the Company and its subsidiaries believe that their relations with their employees are good.

(m)  Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing.

(n)  Environmental Laws. The Company and its subsidiaries are (i) in compliance in all material respects with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all material permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance in all material respects with all terms and conditions of any such permit, license or approval.

(o)  Title. Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

(p)  Insurance. The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged. Neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Company and its subsidiaries, taken as a whole.

(q)  Regulatory Permits. The Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(r)  Internal Accounting Controls. The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) the recorded amounts for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(s)  No Material Adverse Breaches, etc. Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company’s officers has or is expected in the future to have a material adverse effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries. Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is in breach of any contract or agreement which breach, in the judgment of the Company’s officers, has or is expected to have a material adverse effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries.

(t)  Tax Status. Except as set forth in the SEC Documents, the Company and each of its subsidiaries has made and filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(u)  Certain Transactions. Except as set forth in the SEC Documents, and except for arm’s length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from third parties and other than the grant of stock options disclosed in the SEC Documents or herein, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(v)  Rights of First Refusal. The Company is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

4.  COVENANTS.

(a)  Best Efforts. Each party shall use its commercially reasonable efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

(b)  Form D. The Company agrees to file a Form D with respect to the transactions contemplated hereby as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall take such action as the Company shall reasonably determine is necessary to qualify the Conversion Shares, or obtain an exemption for the Conversion Shares for sale to the Buyers pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of any such action so taken to the Buyers.

(c)  Reporting Status. Until the earlier of (i) the date as of which the Buyer(s) may sell all of the Conversion Shares and Commitment Shares without restriction pursuant to Rule 144(k) promulgated under the Securities Act (or successor thereto), or (ii) the date on which (A) the Buyer(s) shall have sold all the Conversion Shares and Commitment Shares and (B) none of the Convertible Notes are outstanding, the Company shall file in a timely manner all reports required to be filed with the SEC pursuant to the Exchange Act and the regulations of the SEC thereunder, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination.

(d)  Use of Proceeds. The Company will use the proceeds from the sale of the Convertible Notes for general corporate and working capital purposes.

(e)  Reservation of Shares. The Company shall take all action reasonably necessary to at all times have authorized, and reserved for the purpose of issuance, such number of shares of Ordinary Shares as shall be necessary to effect the issuance of the Conversion Shares. If at any time the Company does not have available such shares of Ordinary Shares as shall from time to time be sufficient to effect the conversion of all of the Conversion Shares, the Company shall call a special meeting of the shareholders within 60 days of such occurrence, for the sole purpose of increasing the number of shares authorized. The Company’s management shall recommend to the shareholders to vote in favor of increasing the number of shares of Ordinary Shares authorized. Management shall also vote all of its shares in favor of increasing the number of authorized shares of Ordinary Shares.

(f)  Listings or Quotation. The Company shall promptly secure the listing or quotation of ADSs representing Conversion Shares upon each national securities exchange, automated quotation system or other market, if any, upon which Ordinary Shares are then listed or quoted (subject to official notice of issuance) and shall use its commercially reasonable efforts to maintain, so long as any other ADSs or Ordinary Shares shall be so listed, such listing of all Conversion Shares from time to time issuable under the terms of this Agreement.

(g)  Fees and Expenses.

(i)  Each of the Company and the Buyer(s) shall pay all costs and expenses incurred by such party in connection with the negotiation, investigation, preparation, execution and delivery of the Transaction Documents. The Company shall pay Yorkville Advisors, LLC a commitment fee equal to Fifty Five Thousand Dollars ($55,000), which shall be paid directly from the proceeds of the Closing.

(ii)  At the Closing, the Company shall issue to Cornell one million (1,000,000) fully paid and nonassessable ADSs (the “Commitment Shares”). The Commitment Shares shall have “piggy back” and demand registration rights.

(h)  Corporate Existence. So long as any of the Convertible Notes remain outstanding, the Company shall not directly or indirectly consummate any merger, reorganization, restructuring, reverse stock split consolidation, sale of all or substantially all of the Company’s assets or any similar transaction or related transactions (each such transaction, an “Organizational Change”) unless, prior to the consummation of an Organizational Change, the Company ensures (to the reasonable satisfaction of the Buyers) that the definitive agreements relating thereto contain appropriate provision with respect to the Buyers’ rights and interests to insure that the provisions of this Agreement and the Convertible Notes (with appropriate modifications to take into account the Organizational Change, as applicable) will continue to apply after such Organizational Change.

(i)  Transactions With Affiliates. So long as any Convertible Notes are outstanding, the Company shall not, and shall cause each of its subsidiaries not to, enter into, amend, modify or supplement, or permit any subsidiary to enter into, amend, modify or supplement any agreement, transaction, commitment, or arrangement with any of its or any subsidiary’s officers, directors, person who were officers or directors at any time during the previous two (2) years, stockholders who beneficially own five percent (5%) or more of the Ordinary Shares, or Affiliates (as defined below) or with any individual related by blood, marriage, or adoption to any such individual or with any entity in which any such entity or individual owns a five percent (5%) or more beneficial interest (each a “Related Party”), except for (a) customary employment arrangements and benefit programs on reasonable terms, (b) any investment in the Company or in an Affiliate of the Company, (c) any agreement, transaction, commitment, or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a person other than such Related Party, (d) any agreement, transaction, commitment, or arrangement which is approved by a majority of the disinterested directors of the Company; for purposes hereof, any director who is also an officer of the Company or any subsidiary of the Company shall not be a disinterested director with respect to any such agreement, transaction, commitment, or arrangement. “Affiliate” for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (i) has a ten percent (10%) or more equity interest in that person or entity, (ii) has ten percent (10%) or more common ownership with that person or entity, (iii) controls that person or entity, or (iv) shares common control with that person or entity. “Control” or “controls” for purposes hereof means that a person or entity has the power, direct or indirect, to conduct or govern the policies of another person or entity.

(j)  Reserved.

(k)  Restriction on Issuance of the Capital Stock. So long as any Convertible Notes are outstanding, the Company shall not, without the prior written consent of the Buyer(s) (such consent not to be unreasonably withheld), (i) issue or sell Ordinary Shares or Preferred Stock without consideration or for a consideration per share less than the closing bid price (the “Bid Price”) of the Ordinary Shares, as reported by Bloomberg, LP, determined immediately prior to its issuance (except for Ordinary Shares issued pursuant to options or other rights to acquire Ordinary Shares outstanding on the date hereof, Ordinary Shares to be issued or previously issued to Alegro Capital Limited in connection with the transaction completed by the Agreement or other agreements with the Company, Ordinary Shares issued pursuant to options or other rights to acquire Ordinary Shares issued to employees, directors or consultants pursuant to the Company’s equity incentive plans as such plans exist on the date hereof, Ordinary Shares issuable pursuant to the transactions contemplated by the Securities Purchase Agreement dated July 21, 2005 between the Company and M.A.G. Capital LLC and certain of its affiliates), and Ordinary Shares issuable to the Buyer or any of its affiliates), (ii) issue any warrant, option, right, contract, call, or other security instrument granting the holder thereof, the right to acquire Ordinary Shares without consideration or for a consideration less than such Bid Price of the Ordinary Shares value determined immediately prior to it’s issuance (except for options or other rights to acquire Ordinary Shares issued to employees, directors or consultants pursuant to the Company’s equity incentive plans as such plans exist on the date hereof), or (iii) file any registration statement on Form S-8 (other than in connection with the Company’s equity incentive plans existing on the date hereof).

(l)  Restriction on Short Selling. Neither the Buyer(s) nor any of its affiliates have had (directly or indirectly) an open short position in the ADSs or Ordinary Shares of the Company during the period from November 8, 2005 up to and including the date hereof, and the Buyer(s) agrees that it shall not, and that it will cause its affiliates not to, directly or indirectly, engage in any short sales of or hedging transactions with respect to any securities of the Company as long as any Convertible Notes remain outstanding.

(m)  Rights of First Refusal. During the period of twelve (12) months from the date hereof, if the Company intends to raise additional capital by the issuance or sale of capital stock of the Company, including without limitation Ordinary Shares, any class of preferred stock, options, warrants or any other securities convertible or exercisable into Ordinary Shares (whether the offering is conducted by the Company, underwriter, placement agent or any third party) the Company shall be obligated to offer to the Buyers such issuance or sale of capital stock, by providing in writing the principal amount of capital it intends to raise and outline of the material terms of such capital raise, prior to the offering such issuance or sale of capital stock  to any third parties including, but not limited to, current or former officers or directors, current or former shareholders and/or investors of the obligor, underwriters, brokers, agents or other third parties.  The Buyers shall have seven (7) trading days from receipt of such notice of the sale or issuance of capital stock to accept or reject all or a portion of such capital raising offer. If the Buyers elect not to accept such capital raising offer, or the partiers hereto are unable to agree upon definitive terms within thirty (30) days following the commencement of such negotiations, the Company shall be permitted to enter into such equity financing with a third party at any time during the following ninety (90) days provided, however, that the terms and conditions of such equity financing with the third party are not more favorable in any material respect than the terms and conditions offered to the Buyer(s) pursuant to this Section.

(n)  Disclosure of Transactions and Other Material Information. Within twenty four (24) hours of the execution of this Agreement, the Company shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act, attaching the material Transaction Documents as exhibits to such filing and including information in sufficient detail concerning the use of proceeds from this Transaction and the Company’s expected future need for additional funding that counsel to the Company reasonably believes should appropriate and necessary to be publicly disclosed.

5.  RESERVED.

6.  CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Convertible Notes to the Buyer(s) at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion:

(a)  Each Buyer shall have executed the Transaction Documents and delivered them to the Company.

(b)  The Buyer(s) shall have delivered to the Company the Purchase Price for Convertible Notes in respective amounts as set forth next to each Buyer as outlined on Schedule I attached hereto, minus any fees to be paid directly from the proceeds the Closings as set forth herein, by wire transfer of immediately available U.S. funds pursuant to the wire instructions provided by the Company.

(c)  The representations and warranties of the Buyer(s) shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer(s) shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer(s) at or prior to the Closing Date.

7.  CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.

(a)  The obligation of the Buyer(s) hereunder to Purchase the Convertible Notes at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions:

(i)  The Company shall have executed the Transaction Documents and delivered the same to the Buyer(s).

(ii)  ADSs representing Ordinary Shares shall be authorized for quotation on the NASDAQ-CM and trading in the ADSs shall not have been suspended for any reason.

(iii)  The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date. If requested by the Buyer, the Buyer shall have received a certificate, executed by the President of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer including, without limitation an update as of the Closing Date regarding the representation contained in Section 3(c) above.

(iv)  The Company shall have executed and delivered to the Buyer(s) the Convertible Notes in the respective amounts set forth opposite each Buyer(s) name on Schedule I attached hereto.

(v)  The Buyer(s) shall have received an opinion of counsel from Brown Rudnick in a form satisfactory to the Buyer(s).

(vi)  The Company shall have provided to the Buyer(s) a certificate of good standing from the secretary of state from the state in which the company is incorporated.

(vii)  The Company shall have filed such forms as may be required to perfect the Buyer’s interest in the Charged Property as detailed in the Debenture dated the date hereof and provided proof of such filing to the Buyer(s).

(viii)  The Company shall have provided to the Buyer an acknowledgement, to the satisfaction of the Buyer, from the Company’s independent registered public accounting firm as to its ability to provide all consents required in order to file a registration statement in connection with this transaction.

(ix)  The Company shall have reserved out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the conversion of the Convertible Notes, a sufficient number of Ordinary Shares to effect the full conversion of all of the Conversion Shares then outstanding.

8.  INDEMNIFICATION.

(a)  In consideration of the Buyer’s execution and delivery of this Agreement and acquiring the Convertible Notes and the Conversion Shares hereunder, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Buyer(s) and each other holder of the Convertible Notes and the Conversion Shares, and all of their officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Buyer Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Buyer Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by the Buyer Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement, the Convertible Notes or the Investor Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement, the Investor Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Indemnitee by an unaffiliated third party and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the parties hereto, any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Convertible Notes or the status of the Buyer or holder of the Convertible Notes, the Conversion Shares, or as a Buyer of Convertible Notes in the Company. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

(b)  In consideration of the Company’s execution and delivery of this Agreement, and in addition to all of the Buyer’s other obligations under this Agreement, the Buyer shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Buyer(s) in this Agreement, or any other certificate, instrument or document contemplated hereby or thereby executed by the Buyer, (b) any breach of any covenant, agreement or obligation of the Buyer(s) contained in this Agreement, the Investor Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Buyer, or (c) any cause of action, suit or claim brought or made against such Company Indemnitee by an unaffiliated third party and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement, the Investor Registration Rights Agreement or any other certificate, instrument, document or agreement executed pursuant hereto by any of the parties hereto. To the extent that the foregoing undertaking by each Buyer may be unenforceable for any reason, each Buyer shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

9.  RESERVED.

10.  GOVERNING LAW: MISCELLANEOUS.

(a)  Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New Jersey without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in Hudson County, New Jersey, and expressly consent to the jurisdiction and venue of the Superior Court of New Jersey, sitting in Hudson County and the United States District Court for the District of New Jersey sitting in Newark, New Jersey for the adjudication of any civil action asserted pursuant to this Paragraph.

(b)  Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause four (4) additional original executed signature pages to be physically delivered to the other party within five (5) days of the execution and delivery hereof.

(c)  Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)  Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e)  Entire Agreement, Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyer(s), the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

(f)  Notices. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by facsimile; (iii) three (3) days after being sent by certified mail, return receipt requested, or (iv) one (1) day after deposit with a internationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Futuremedia PLC
Nile House, Nile Street
Brighton, East Sussex BN1 1HW, United Kingdom
Attention: Leonard Fertig, CEO
Telephone: +44 1273 829700
Facsimile: +44 1273 829702

With a copy to:	Mark A. Dorff
Brown Rudnick
8 Clifford Street
London
W1S 2LQ
Telephone: + 44 20 7851 6005
Facsimile: +44 20 7851 6100

If to the Buyer(s), to its address and facsimile number on Schedule I, with copies to the Buyer’s counsel as set forth on Schedule I. Each party shall provide five (5) days’ prior written notice to the other party of any change in address or facsimile number.

(g)  Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither the Company nor any Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party hereto.

(h)  No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(i)  Survival. Unless this Agreement is terminated under Section 10(l), the representations and warranties of the Company and the Buyer(s) contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4, 5 and 10, and the indemnification provisions set forth in Section 8, shall survive the Closing for a period of two (2) years following the date on which the Convertible Notes are converted in full. The Buyer(s) shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j)  Publicity. The Company and the Buyer(s) shall have the right to approve, before issuance any press release or any other public statement with respect to the transactions contemplated hereby made by any party; provided, however, that the Company shall be entitled, without the prior approval of the Buyer(s), to issue any press release or other public disclosure with respect to such transactions required under applicable securities or other laws or regulations (the Company shall use its commercially reasonable efforts to consult the Buyer(s) in connection with any such press release or other public disclosure prior to its release and Buyer(s) shall be provided with a copy thereof upon release thereof).

(k)  Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(l)  Termination. In the event that the Closing shall not have occurred with respect to the Buyers on or before five (5) business days from the date hereof due to the Company’s or the Buyer’s failure to satisfy the conditions set forth in Sections 6 and 7 above (and the non-breaching party’s failure to waive such unsatisfied condition(s)), the non-breaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated by the Company pursuant to this Section 10(l).

(m)  No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(n)  Confidentiality. The Buyers agree that any material non-public information with respect to the Company received in connection with the transactions contemplated by this Agreement shall be kept confidential by the Buyers, shall be used exclusively for purposes of the transactions contemplated by this Agreement and shall be treated with at least the same degree of care as the Buyers use in connection with their own confidential information. The provisions of this Section shall continue to apply to any such information until it is made publicly available.

[REMAINDER PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:
FUTUREMEDIA PLC

By:	/s/ Leonard M. Fertig
Name: Leonard M. Fertig
Title: Chief Executive Officer

SCHEDULE I

SCHEDULE OF BUYERS

Buyer	Signature	Number of Commitment Shares	Amount of Convertible Notes	Purchase Price

Cornell Capital Partners, LP 101 Hudson Street, Suite 3700 Jersey City, NJ 07303 Attention: Mark Angelo Telephone: (201) 985-8300 Facsimile: (201) 985-8266 Residence: Delaware	By: Yorkville Advisors, LLC Its: General Partner By: /s/ Mark Angelo Name: Mark Angelo Its: Portfolio Manager	1,000,000	$550,000	$550,000

With a copy to:
Troy Rillo, Esq. 101 Hudson Street, Suite 3700 Jersey City, New Jersey 07302 Telephone: (201) 985-8300 Facsimile: (201) 985-8266

EXHIBIT A

FORM OF INVESTOR REGISTRATION RIGHTS AGREEMENT

EXHIBIT B

FORM OF DEBENTURE

Exhibit 3

INVESTOR REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of September 28, 2006, by and among FUTUREMEDIA PLC, a Public Limited Company organized and existing under the laws of England and Wales (the “Company”), and the undersigned investors listed on Schedule I attached hereto (each, an “Investor” and collectively, the “Investors”).

WHEREAS:

A. In connection with the Securities Purchase Agreement by and among the parties hereto of even date herewith (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to the Investors secured convertible notes (the “Convertible Notes”) which shall be convertible into that number of shares of the Company’s Ordinary Shares (as evidenced by American Depositary Shares, as evidenced by American Depositary Receipts) (the “Ordinary Shares”), pursuant to the terms of the Securities Purchase Agreement for an aggregate purchase price of Five Hundred Fifty Thousand Dollars ($550,000). Capitalized terms not defined herein shall have the meaning ascribed to them in the Securities Purchase Agreement.

B. To induce the Investors to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations there under, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investors hereby agree as follows:

1. DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings. All other terms used but not defined herein shall have the meanings provided in the Securities Purchase Agreement.

(a) “Person” means a corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.

(b) “Register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act or any successor rule providing for offering securities on a continuous or delayed basis (“Rule 415”), and the declaration or ordering of effectiveness of such Registration Statement(s) by the United States Securities and Exchange Commission (the “SEC”).

(c) “Registrable Securities” means the Ordinary Shares issuable to the Investors upon conversion of the Convertible Notes pursuant to the Securities Purchase Agreement, and the Commitment Shares, as defined in the Securities Purchase Agreement.

(d) “Registration Statement” means a registration statement under the Securities Act which covers the Registrable Securities.

2. REGISTRATION.

(a) Subject to the terms and conditions of this Agreement, the Company shall prepare and file, no later than thirty (30) days from the date hereof (the “Scheduled Filing Deadline”), with the SEC a registration statement on Form F-3 under the Securities Act (the “Initial Registration Statement”) for the resale by the Investors of the Registrable Securities, which includes: (i) a number of Ordinary Shares to be issued upon conversion of the Convertible Notes; and (ii)1,000,000 Commitment Shares. The Company shall cause the Registration Statement to remain effective until all of the Registrable Securities have been sold. Prior to the filing of the Registration Statement with the SEC, the Company shall furnish a copy of the Initial Registration Statement to the Investors for their review and comment. The Investors shall furnish comments on the Initial Registration Statement to the Company within twenty-four (24) hours of the receipt thereof from the Company. Notwithstanding any other provision hereof, any reduction in the number of Ordinary Shares registered for resale under the Registration Statement as a result of comments received in writing from the SEC with respect to the Initial Registration Statement shall not constitute a breach or default by the Company under this Agreement or any other agreement between the Investors and the Company.

(b) Effectiveness of the Initial Registration Statement. The Company shall use its commercially reasonable efforts (i) to have the Initial Registration Statement declared effective by the SEC no later than ninety (90) days after the date on which it is filed with SEC (the “Scheduled Effective Deadline”) and (ii) to insure that the Initial Registration Statement and any subsequent Registration Statement remains in effect until all of the Registrable Securities have been sold, subject to the terms and conditions of this Agreement. It shall be an event of default hereunder if the Initial Registration Statement is not filed on or before the Scheduled Filing Deadline or declared effective by the Scheduled Effective Deadline.

(c) Failure to File or Obtain Effectiveness of the Registration Statement. In the event the Registration Statement is not filed on or before the Scheduled Filing Deadline or is not declared effective by the SEC on or before the Scheduled Effective Deadline, or if after the Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to the Registration Statement (whether because of a failure to keep the Registration Statement effective, failure to disclose such information as is necessary for sales to be made pursuant to the Registration Statement, failure to register sufficient shares of Ordinary Shares, or otherwise then as partial relief for the damages to any holder of Registrable Securities by reason of any such delay in or reduction of its ability to sell the underlying shares of Ordinary Shares (which remedy shall not be exclusive of any other remedies at law or in equity), the Company will pay as liquidated damages (the “Liquidated Damages”) to the holder, at the holder’s option, either a cash amount or a number of the Company’s Ordinary Shares, after demand therefore, equal to two percent (2%) of the liquidated value of the Convertible Notes outstanding as Liquidated Damages for each thirty (30) day period (or pro rata part thereof) after the Scheduled Filing Deadline or the Scheduled Effective Date as the case may be. Such amount shall be paid (or such Ordinary Shares shall be issued) within 30 days following the end of the month or partial month to which they relate.

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(d) Liquidated Damages. The Company and the Investor hereto acknowledge and agree that the sums payable under subsection 2(c) above shall constitute liquidated damages and not penalties and are in addition to all other rights of the Investor, including the right to call a default. The parties further acknowledge that (i) the amount of loss or damages likely to be incurred is incapable or is difficult to precisely estimate, (ii) the amounts specified in such subsections bear a reasonable relationship to, and are not plainly or grossly disproportionate to, the probable loss likely to be incurred in connection with any failure by the Company to obtain or maintain the effectiveness of a Registration Statement, (iii) one of the reasons for the Company and the Investor reaching an agreement as to such amounts was the uncertainty and cost of litigation regarding the question of actual damages, and (iv) the Company and the Investor are sophisticated business parties and have been represented by sophisticated and able legal counsel and negotiated this Agreement at arm’s length.

3. RELATED OBLIGATIONS.

(a) The Company shall keep the Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the date on which the Investor shall have sold all the Registrable Securities covered by such Registration Statement or (ii) the date that all of the Registrable Securities may be freely traded without registration under Rule 144(k) under the Securities Act or otherwise (the “Registration Period”) , which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(b) The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement or as provided herein.

(c) The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) at least one (1) copy of such Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, and (ii) ten (10) copies of the final prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request).

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(d) The Company shall use its commercially reasonable efforts to (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as any Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its articles of association, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(e) As promptly as practicable after becoming aware of such event or development, the Company shall notify each Investor in writing of the happening of any event as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to each Investor. The Company shall also promptly notify each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to each Investor by facsimile on the same day of such effectiveness), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

(f) The Company shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction within the United States of America and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

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(g) Reserved.

(h) Reserved.

(i) The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(j) The Company shall use its best efforts either to cause all the Registrable Securities covered by a Registration Statement (i) to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange or (ii) the inclusion for quotation on the NASDAQ-CM or the OTC Bulletin Board for such Registrable Securities. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(j).

(k) The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

(l) The Company will take all actions which may be required to qualify or register the Registrable Securities included in the Registration Statement for the offer and sale under the securities or blue sky laws of up to five (5) states as are reasonably requested by the Investors of such securities, provided that the Company shall not be obligated to execute or file any general consent to service of process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

(m) Reserved.

(n) The Company shall otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

(o) Within two (2) business days after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.

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(p) The Company shall take all other commercially reasonable actions necessary to expedite and facilitate disposition by the Investors of Registrable Securities pursuant to a Registration Statement.

4. OBLIGATIONS OF THE INVESTORS.

Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f) or the first sentence of 3(e), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(e) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended certificates for shares of Ordinary Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(f) or the first sentence of 3(e) and for which the Investor has not yet settled.

5. EXPENSES OF REGISTRATION.

All expenses incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers, legal and accounting fees shall be paid by the Company.

6. INDEMNIFICATION.

With respect to Registrable Securities which are included in a Registration Statement under this Agreement:

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several (collectively, “Claims”) incurred in investigating, preparing or defending any third party action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading; or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation there under relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). The Company shall reimburse the Investors and each such controlling person promptly as such expenses are incurred and are due and payable, for any legal fees or disbursements or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a) and the agreement with respect to contribution contained in Section 7: (x) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto or any related prospectus; (y) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(c); and (z) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9 hereof.

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(b) In connection with a Registration Statement, each Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers, employees, representatives, or agents and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or is based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(d), such Investor will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld; provided, further, however, that the Investor shall be liable under this Section 6(b) or Section 7 for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the prospectus was corrected and such new prospectus was delivered to each Investor prior to such Investor’s use of the prospectus to which the Claim relates.

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(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel reasonably satisfactory to the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one (1) counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

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(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

8. REPORTS UNDER THE EXHANGE ACT.

With a view to making available to the Investors the benefits of Rule 144 promulgated under the Securities Act or any similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration (“Rule 144”) the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit the Company’s obligations under Section 4(c) of the Securities Purchase Agreement) and the filing of such reports and other documents as are required by the applicable provisions of Rule 144; and

(c) furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

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9. AMENDMENT OF REGISTRATION RIGHTS.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investors who then hold at least two-thirds (2/3) of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 9 shall be binding upon each Investor and the Company. No such amendment shall be effective to the extent that it applies to fewer than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

10. MISCELLANEOUS.

(a) A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two (2) or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

(b) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) two business days after deposit with a internationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Futuremedia PLC
Nile House, Nile Street
Brighton, East Sussex BN1 1HW, United Kingdom
Attention: Leonard M. Fertig, CEO
Telephone: +44 1273 829 700
Facsimile: +44 1273 829 702

With Copy to:	Brown Rudnick
8 Clifford Street
London, W1S 2LQ
Attn: Mark A. Dorff
Telephone: +44 20 7851 6005
Facsimile: +44 20 7851 6100

If to an Investor, to its address and facsimile number on the Schedule of Investors attached hereto, with copies to such Investor’s representatives as set forth on the Schedule of Investors or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an internationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

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(c) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(d) The laws of the State of New Jersey shall govern all issues concerning the relative rights of the Company and the Investors as its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New Jersey, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New Jersey or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New Jersey. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the Superior Courts of the State of New Jersey, sitting in Hudson County, New Jersey and federal courts for the District of New Jersey sitting Newark, New Jersey, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(e) This Agreement, the Securities Purchase Agreement and related documents including the Convertible Note and the Debenture dated the date hereof (the “Debenture”) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Securities Purchase Agreement and related documents including the Convertible Debenture and the Debenture supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

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(f) This Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

(g) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(h) This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(i) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(j) The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

(k) This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties have caused this Investor Registration Rights Agreement to be duly executed as of day and year first above written.

COMPANY: FUTUREMEDIA PLC

By:	/s/ Leonard M. Fertig
Name:	Leonard M. Fertig
Title:	Chief Executive Officer

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SCHEDULE I

SCHEDULE OF INVESTORS

Name	Signature	Address/Facsimile Number of Investors

Cornell Capital Partners, LP	By: Yorkville Advisors, LLC	101 Hudson Street - Suite 3700
	Its: General Partner	Jersey City, NJ 07303
Facsimile: (201) 985-8266

By: /s/ Mark Angelo Name: Mark Angelo
Its: Portfolio Manager

With a copy to:	David Gonzalez, Esq.	101 Hudson Street - Suite 3700
Jersey City, NJ 07302
Facsimile: (201) 985-8266

EXHIBIT A

FORM OF NOTICE OF EFFECTIVENESS
OF REGISTRATION STATEMENT

Attention:

Re:	FUTUREMEDIA PLC

Ladies and Gentlemen:

We are counsel to Futuremedia PLC, a corporation organized and existing under the laws of England and Wales (the “Company”), and have represented the Company in connection with that certain Securities Purchase Agreement (the “Securities Purchase Agreement”) entered into by and among the Company and the investors named therein (collectively, the “Investors”) pursuant to which the Company issued to the Investors shares of its Ordinary Shares (as evidenced by American Depositary Shares, as evidenced by American Depositary Receipts by selling shareholders (the “Ordinary Shares”), par value $____ per share. Pursuant to the Purchase Agreement, the Company also has entered into a Registration Rights Agreement with the Investors (the “Investor Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement) under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Company’s obligations under the Registration Rights Agreement, on ____________ ____, the Company filed a Registration Statement on Form ________ (File No. 333-_____________) (the “Registration Statement”) with the Securities and Exchange SEC (the “SEC”) relating to the Registrable Securities which names each of the Investors as a selling stockholder there under.

In connection with the foregoing, we advise you that a member of the SEC’s staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the Securities Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and we have no knowledge, after telephonic inquiry of a member of the SEC’s staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the Securities Act pursuant to the Registration Statement.

Very truly yours,

[Law Firm]

By:

cc: [LIST NAMES OF INVESTORS]

Exhibit 4

Dated: September 28, 2006

NEITHER THIS NOTE NOR THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

No. CCP-4	$550,000

FUTUREMEDIA PLC

Secured Convertible Note

Due: September 28, 2009

This Secured Convertible Note (the “Note”) is issued by FUTUREMEDIA PLC, a Public Limited Company organized under the laws of England and Wales (the “Obligor”), to CORNELL CAPITAL PARTNERS, LP (the “Holder”), pursuant to that certain Securities Purchase Agreement (the “Securities Purchase Agreement”) of even date herewith.

FOR VALUE RECEIVED, the Obligor hereby promises to pay to the Holder or its successors and assigns the principal sum of Five Hundred Fifty Thousand Dollars ($550,000) together with accrued but unpaid interest on or before September 28, 2009 (the “Maturity Date”) in accordance with the following terms:

Interest. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to ten percent (10%). Interest shall be calculated on the basis of a 360-day year and the actual number of days elapsed, to the extent permitted by applicable law. Interest hereunder will be paid to the Holder or its assignee (as defined in Section 4) in whose name this Note is registered on the records of the Obligor regarding registration and transfers of Notes (the “Note Register”). The Obligor shall have the right (but not the obligation) to make monthly interest payments in cash.

Right of Redemption. The Obligor at its option shall have the right, with three (3) business days advance written notice (the “Redemption Notice”), to redeem a portion or all amounts outstanding under this Note prior to the Maturity Date only if the Closing Bid Price of the Obligor’s American Depository Shares (as evidenced by American Depository Receipts) (“ADS”); each ADS representing the right to receive one of the Obligor’s Ordinary Shares of 1 1/9 pence each (the “Ordinary Shares”) as reported by Bloomberg, LP, is less than the Fixed Price at the time of the Redemption Notice and the Obligor shall pay an amount equal to the principal amount outstanding and accrued interest being redeemed, plus a redemption premium of twenty percent (20%) (“Redemption Premium”) of the amount redeemed (collectively referred to as the “Redemption Amount”). The Obligor shall deliver to the Holder the Redemption Amount on the third (3rd) business day after the Redemption Notice.

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Notwithstanding the foregoing in the event that the Obligor has elected to redeem a portion of the outstanding principal amount and accrued interest under this Note the Holder shall still be entitled to effectuate Conversions as contemplated hereunder.

Security Agreements. This Note is secured by a Debenture dated April 25, 2006 as amended by a Deed of Variation of even date herewith (the “Debenture”) between the Obligor and the Holder.

This Note is subject to the following additional provisions:

Section 1. This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration of transfer or exchange.

Section 2. Events of Default.

(a) An “Event of Default”, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) Any default in the payment of the principal of, interest on or other charges in respect of this Note, or any other Note issued by the Obligor to the Holder or any Note issued to either Certain Wealth, Ltd. or TAIB Bank, B.S.C., free of any claim of subordination, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise), subject in each case to a cure period of five (5) Trading Days;

(ii) The Obligor shall fail to observe or perform any other material covenant, agreement or warranty contained in, or otherwise commit any material breach or default of any provision of this Note (except as may be covered by Section 2(a)(i) hereof) or any Transaction Document (as defined in Section 4) which is not cured with in the time prescribed;

(iii) The Obligor shall commence, or there shall be commenced against the Obligor under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Obligor commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Obligor or there is commenced against the Obligor any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 61 days; or the Obligor is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Obligor suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Obligor makes a general assignment for the benefit of creditors; or the Obligor shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Obligor shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Obligor shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Obligor for the purpose of effecting any of the foregoing;

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(iv) The Obligor or any subsidiary of the Obligor shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Obligor or any subsidiary of the Obligor (but not including trade debt or any other indebtedness arising in the ordinary course of business) in an amount exceeding $500,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(v) The Company’s ADSs shall cease to be quoted for trading or listed for trading on either the OTC Bulletin Board (“OTC”), Nasdaq-CM, New York Stock Exchange, American Stock Exchange or the Nasdaq National Market (each, a “Subsequent Market”) and shall not again be quoted or listed for trading thereon within five (5) Trading Days of such delisting;

(vi) [Reserved];

(vii) The Obligor shall fail to file the Underlying Shares Registration Statement (as defined in Section 4) with the Commission (as defined in Section 4), or the Underlying Shares Registration Statement shall not have been declared effective by the Commission, in each case within the time periods set forth in the Investor Registration Rights Agreement (the “Investor Registration Rights Agreement”) of even date herewith between the Obligor and the Holder;

(viii) If the effectiveness of the Underlying Shares Registration Statement lapses for any reason for more than five (5) consecutive Trading Days or an aggregate of 15 Trading Days (which need not be consecutive Trading Days) in any 12-month period;

(ix) The Obligor shall fail for any reason to deliver Ordinary Shares certificates to a Holder on or before the fifth (5th) Trading Day after a Conversion Date or the Obligor shall provide notice to the Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of this Note in accordance with the terms hereof;

(x) The Obligor shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within 10 Trading Days after notice is delivered hereunder;

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(b) During the time that any portion of this Note is outstanding, if any Event of Default has occurred and has not been cured by the Obligor within ten (10) calendar days written after notice from the Holder to the Obligor, the full principal amount of this Note, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election, immediately due and payable in cash, provided however, the Holder may request (but shall have no obligation to request) payment of such amounts in Ordinary Shares of the Obligor. If an Event of Default occurs and remains uncured, the Fixed Price shall be reduced to $0.05 for so long as such Event of Default remains uncured. In addition to any other remedies, the Holder shall have the right (but not the obligation) to convert this Note at any time after (x) an Event of Default or (y) the Maturity Date at the Conversion Price then in-effect. The Holder need not provide and the Obligor hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. Upon an Event of Default, notwithstanding any other provision of this Note or any Transaction Document, the Holder shall have no obligation to comply with or adhere to any limitations, if any, on the conversion of this Note or the sale of the Underlying Shares.

Section 3. Conversion.

(a) (i) Conversion at Option of Holder.

(A) This Note shall be convertible into Ordinary Shares at the option of the Holder, in whole or in part at any time and from time to time, after the Original Issue Date (as defined in Section 4) (subject to the limitations on conversion set forth in Section 3(a)(ii) hereof). The number of Ordinary Shares issuable upon a conversion hereunder equals the quotient obtained by dividing (x) the outstanding amount of this Note to be converted by (y) the Conversion Price (as defined in Section 3(c)(i)). The Obligor shall deliver Ordinary Shares certificates to the Holder on or before to the Fifth (5th) Trading Day after a Conversion Date.

(B) Notwithstanding anything to the contrary contained herein, if on any Conversion Date: (1) the number of shares of Ordinary Shares at the time authorized, unissued and unreserved for all purposes, or held as treasury stock, is insufficient to pay principal and interest hereunder in Ordinary Shares; (2) the Ordinary Shares are not listed or quoted for trading on the Nasdaq-CM or on a Subsequent Market; or (3) the Obligor has failed to timely satisfy its conversion;, then, at the option of the Holder, the Obligor, in lieu of delivering Ordinary Shares pursuant to Section 3(a)(i)(A), shall deliver, within five Trading Days of each applicable Conversion Date, an amount in cash equal to the product of the outstanding principal amount to be converted plus any interest due therein divided by the Conversion Price and multiplied by the closing price of the stock on the date of the conversion notice.

(C) The Holder shall effect conversions by delivering to the Obligor a completed notice in the form attached hereto as Exhibit A (a “Conversion Notice”). The date on which a Conversion Notice is delivered is the “Conversion Date.” Unless the Holder is converting the entire principal amount outstanding under this Note, the Holder is not required to physically surrender this Note to the Obligor in order to effect conversions. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Note plus all accrued and unpaid interest thereon in an amount equal to the applicable conversion. The Holder and the Obligor shall maintain records showing the principal amount converted and the date of such conversions. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error.

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(ii) Certain Conversion Restrictions.

(A) A Holder may not convert this Note or receive shares of Ordinary Shares as payment of interest hereunder to the extent such conversion or receipt of such interest payment would result in the Holder, together with any affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.9% of the then issued and outstanding shares of Ordinary Shares, including shares issuable upon conversion of, and payment of interest on, this Note held by such Holder after application of this Section. Since the Holder will not be obligated to report to the Obligor the number of Ordinary Shares it may hold at the time of a conversion hereunder, unless the conversion at issue would result in the issuance of Ordinary Shares in excess of 4.9% of the then outstanding shares of Ordinary Shares without regard to any other shares which may be beneficially owned by the Holder or an affiliate thereof, the Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the principal amount of this Note is convertible shall be the responsibility and obligation of the Holder. If the Holder has delivered a Conversion Notice for a principal amount of this Note that, without regard to any other shares that the Holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Obligor shall notify the Holder of this fact and shall honor the conversion for the maximum principal amount permitted to be converted on such Conversion Date in accordance with the periods described in Section 3(a)(i)(A) and shall retain any principal amount tendered for conversion in excess of the permitted amount hereunder for future conversions. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Obligor. Other Holders shall be unaffected by any such waiver.

(b)    (i) Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 2 herein for the Obligor 's failure to deliver certificates representing Ordinary Shares upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(ii) In addition to any other rights available to the Holder, if the Obligor fails to deliver to the Holder such certificate or certificates pursuant to Section 3(a)(i)(A) on or before the fifth (5th) Trading Day after the Conversion Date, and if after such fifth (5th) Trading Day the Holder purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a “Buy-In”), then the Obligor shall (A) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased exceeds (y) the product of (1) the aggregate number of shares of Ordinary Shares that such Holder anticipated receiving from the conversion at issue multiplied by (2) the closing price of the Ordinary Shares on the Conversion Date and (B) at the option of the Holder, either reissue a Note in the principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of Ordinary Shares that would have been issued had the Obligor timely complied with its delivery requirements under Section 3(a)(i)(A). For example, if the Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Notes with respect to which the closing price of the Underlying Shares on the Conversion Date was a total of $10,000 under clause (A) of the immediately preceding sentence, the Obligor shall be required to pay the Holder $1,000. The Holder shall provide the Obligor written notice indicating the amounts payable to the Holder in respect of the Buy-In.

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(c)     (i) The Holder is entitled, at its option, to convert, and sell on the same day, at any time, until payment in full of this Note, all or any part of the principal amount of the Note, plus accrued and unpaid interest, into the Obligor’s Ordinary Shares at the price per share equal to the lesser of (a) $0.12 (the “Fixed Price”) or (b) an amount equal to eighty (80%) of the lowest volume weighted average price of the Ordinary Shares, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the Conversion Date (the “Discount Price”) which may be adjusted pursuant to the other terms of this Note. The conversion prices referred to in sub-clauses (a) and (b) above are individually referred to as a “Conversion Price.”

(ii) If the Obligor, at any time while this Note is outstanding, shall (a) pay a stock dividend or otherwise make a distribution or distributions on its Ordinary Shares or any other equity or equity equivalent securities payable in shares of Ordinary Shares, (b) subdivide outstanding Ordinary Shares into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding Ordinary Shares into a smaller number of shares, or (d) issue by reclassification of the Ordinary Shares any shares of capital stock of the Obligor, then the Fixed Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Ordinary Shares (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of Ordinary Shares outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(iii) If the Obligor, at any time while this Note is outstanding, shall issue rights, options or warrants to all holders of Ordinary Shares (and not to the Holder) entitling them to subscribe for or purchase Ordinary Shares at a price per share less than the Fixed Price, then the Fixed Price shall be multiplied by a fraction, of which the denominator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants (plus the number of additional Ordinary Shares offered for subscription or purchase), and of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants, plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at the Fixed Price. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants. However, upon the expiration of any such right, option or warrant to purchase shares of the Ordinary Shares the issuance of which resulted in an adjustment in the Fixed Price pursuant to this Section, if any such right, option or warrant shall expire and shall not have been exercised, the Fixed Price shall immediately upon such expiration be recomputed and effective immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the Fixed Price made pursuant to the provisions of this Section after the issuance of such rights or warrants) had the adjustment of the Fixed Price made upon the issuance of such rights, options or warrants been made on the basis of offering for subscription or purchase only that number of shares of the Ordinary Shares actually purchased upon the exercise of such rights, options or warrants actually exercised.

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(iv) Reserved.

(v) If the Obligor, at any time while this Note is outstanding, shall distribute to all holders of Ordinary Shares (and not to the Holder) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Fixed Price at which this Note shall thereafter be convertible shall be determined by multiplying the Fixed Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the Closing Bid Price determined as of the record date mentioned above, and of which the numerator shall be such Closing Bid Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Ordinary Shares as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Ordinary Shares. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

(vi) In case of any reclassification of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are converted into other securities, cash or property, the Holder shall have the right thereafter to, at its option, convert the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Note into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of the Ordinary Shares following such reclassification or share exchange, and the Holder of this Note shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Ordinary Shares of the Obligor into which the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Note could have been converted immediately prior to such reclassification or share exchange would have been entitled. This provision shall similarly apply to successive reclassifications or share exchanges.

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(vii) The Obligor shall maintain a share reserve of not less than 300% of the number of Ordinary Shares issuable upon full conversion of this Note (without taking into account any conversion limitations) determined on the basis of the Fixed Conversion Price; and in the event that such minimum number of Underlying Shares is not sufficient to effectuate full conversion of this Notes, the Obligor shall promptly reserve a sufficient number of Ordinary Shares to satisfy the full conversion of this Note.

(viii) All calculations under this Section 3 shall be rounded to the nearest $0.0001 or whole share.

(ix) Whenever the Fixed Price is adjusted pursuant to Section 3 hereof, the Obligor shall promptly mail to the Holder a notice setting forth the Fixed Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(x) If (A) the Obligor shall declare a dividend (or any other distribution) on the Ordinary Shares; (B) the Obligor shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares; (C) the Obligor shall authorize the granting to all holders of the Ordinary Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Obligor shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Obligor is a party, any sale or transfer of all or substantially all of the assets of the Obligor, of any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property; or (E) the Obligor shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Obligor; then, in each case, the Obligor shall cause to be filed at each office or agency maintained for the purpose of conversion of this Note, and shall cause to be mailed to the Holder at its last address as it shall appear upon the stock books of the Obligor, at least ten calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their shares of the Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

(xi) In case of any (1) merger or consolidation of the Obligor or any subsidiary of the Obligor with or into another Person, or (2) sale by the Obligor or any subsidiary of the Obligor of more than one-half of the assets of the Obligor in one or a series of related transactions, a Holder shall have the right to (A) convert the aggregate amount of this Note then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Ordinary Shares following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Ordinary Shares into which such aggregate principal amount of this Note could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (B) in the case of a merger or consolidation, require the surviving entity to issue to the Holder a convertible Note with a principal amount equal to the aggregate principal amount of this Note then held by such Holder, plus all accrued and unpaid interest and other amounts owing thereon, which such newly issued convertible Note shall have terms identical (including with respect to conversion) to the terms of this Note, and shall be entitled to all of the rights and privileges of the Holder of this Note set forth herein and the agreements pursuant to which this Notes were issued. In the case of clause (B), the conversion price applicable for the newly issued shares of convertible preferred stock or convertible Notes shall be based upon the amount of securities, cash and property that each share of Ordinary Shares would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

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(d) The Obligor covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Ordinary Shares solely for the purpose of issuance upon conversion of this Note and payment of interest on this Note, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder, not less than such number of Ordinary Shares as shall (subject to any additional requirements of the Obligor as to reservation of such shares set forth in this Note) be issuable (taking into account the adjustments and restrictions of Sections 2(b) and 3(c)) upon the conversion of the outstanding principal amount of this Note and payment of interest hereunder. The Obligor covenants that all Ordinary Shares that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Underlying Shares Registration Statement has been declared effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

(e) Upon a conversion hereunder the Obligor shall not be required to issue stock certificates representing fractions of shares of the Ordinary Shares, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Closing Bid Price at such time. If the Obligor elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole Ordinary Shares.

(f) The issuance of certificates for Ordinary Shares on conversion of this Note shall be made without charge to the Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Obligor shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Note so converted and the Obligor shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Obligor the amount of such tax or shall have established to the satisfaction of the Obligor that such tax has been paid.

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(g) Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) trading day after deposit with an internationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Obligor, to:	Futuremedia PLC
Nile House, Nile Street
Brighton, East Sussex BN1 1HW, United Kingdom
Attention: Leonard M. Fertig, CEO
Telephone: +44 1273 829700
Facsimile: +44 1273 829702

With a copy to:	Brown Rudnick
8 Clifford Street
London W1S 2LQ
Attention: Mark A. Dorff
Telephone: +44 20 7851 6005
Facsimile: +44 20 7851 6100

If to the Holder:	Cornell Capital Partners, LP
101 Hudson Street, Suite 3700
Jersey City, NJ 07302
Attention: Mark Angelo
Telephone: (201) 985-8300

With a copy to:	David Gonzalez Rillo, Esq.
101 Hudson Street - Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) business days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by an internationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an internationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

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Section 4. Definitions. For the purposes hereof, the following terms shall have the meanings indicated in this Section. All other defined terms used herein but not otherwise defined shall have the meanings provided in the Securities Purchase Agreement.

“Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a legal holiday in the United Kingdom or a day on which banking institutions are authorized or required by law or other government action to close in the U.S. or UK.

“Commission” means the Securities and Exchange Commission.

“Ordinary Shares” means the Ordinary Shares (as evidenced by American Depositary Shares, as evidenced by American Depositary Receipts) of the Obligor and stock of any other class into which such shares may hereafter be changed or reclassified.

“Conversion Date” shall mean the date upon which the Holder delivers the Conversion Notice to the Obligor to effectuate a conversion of this Note into shares of the Obligor’s Ordinary Shares as outlined herein.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Original Issue Date” shall mean the date of the first issuance of this Note regardless of the number of transfers and regardless of the number of instruments, which may be issued to evidence such Note.

“Closing Bid Price” means the price per share in the last reported trade of the Ordinary Shares on the Nasdaq-CM or on the exchange which the Ordinary Shares is then listed as quoted by Bloomberg, LP.

“Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Trading Day” means a day on which the shares of Ordinary Shares are quoted on the Nasdaq-CM or quoted or traded on such Subsequent Market on which the shares of Ordinary Shares are then quoted or listed; provided, that in the event that the shares of Ordinary Shares are not listed or quoted, then Trading Day shall mean a Business Day.

“Transaction Documents” means the Securities Purchase Agreement or any other agreement delivered in connection with the Securities Purchase Agreement, including, without limitation, the Debenture and the Investor Registration Rights Agreement.

“Underlying Shares” means the Ordinary Shares issuable upon conversion of this Note or as payment of interest in accordance with the terms hereof.

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“Underlying Shares Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares and naming the Holder as a “selling stockholder” thereunder.

Section 5. Except as expressly provided herein, no provision of this Note shall alter or impair the obligations of the Obligor, which are absolute and unconditional, to pay the principal of, interest and other charges (if any) on, this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct obligation of the Obligor. This Note ranks pari passu with all other Notes now or hereafter issued under the terms set forth herein. As long as this Note is outstanding, the Obligor shall not and shall cause their subsidiaries not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Ordinary Shares or other equity securities other than to the extent permitted or required under the Transaction Documents; or (iii) enter into any agreement with respect to any of the foregoing.

Section 6. This Note shall not entitle the Holder to any of the rights of a stockholder of the Obligor, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Obligor, unless and to the extent converted into Ordinary Shares in accordance with the terms hereof.

Section 7. If this Note is mutilated, lost, stolen or destroyed, the Obligor shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Obligor.

Section 8. Except for the Obligor’s existing arrangements with HSBC (as disclosed to the Holder), no indebtedness of the Obligor is senior to this Note in right of payment, whether with respect to interest, damages or upon liquidation or dissolution or otherwise. Without the Holder’s consent, the Obligor will not and will not permit any of their subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any additional indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits there from that is senior in any respect to the obligations of the Obligor under this Note.

Section 9. This Note shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the Superior Courts of the State of New Jersey sitting in Hudson County, New Jersey and the U.S. District Court for the District of New Jersey sitting in Newark, New Jersey in connection with any dispute arising under this Note and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

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Section 10. If the Obligor fails to strictly comply with the terms of this Note, then the Obligor shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, attorneys’ fees and expenses incurred by the Holder in any action in connection with this Note, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder’s rights, remedies and obligations, (ii) collecting any sums which become due to the Holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

Section 11. Any waiver by the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.

Section 12. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Obligor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Obligor from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Obligor (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

Section 13. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Section 14. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES’ ACCEPTANCE OF THIS AGREEMENT.

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Section 15. Neither the Holder nor any of its affiliates have had (directly or indirectly) an open short position in the ADSs or Ordinary Shares of the Obligor during the period from November 8, 2005 up to and including the date hereof, and the Holder agrees that it shall not, and that it will cause its affiliates not to, directly or indirectly, engage in any short sales of or hedging transactions with respect to any securities of the Obligor as long as any portion of this Note shall remain outstanding.

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IN WITNESS WHEREOF, the Obligor has caused this Secured Convertible Note to be duly executed by a duly authorized officer as of the date set forth above.

FUTUREMEDIA PLC

By:	/s/ Leonard M. Fertig
Name: Leonard M. Fertig
Title: Chief Executive Officer

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EXHIBIT “A”

NOTICE OF CONVERSION

(To be executed by the Holder in order to Convert the Note)

TO:

The undersigned hereby irrevocably elects to convert $      of the principal amount of the above Note No.CCP-4 into Ordinary Shares of FUTUREMEDIA PLC,, according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
Conversion Amount to be converted:	$
Conversion Price:	$
Number of shares of Ordinary Shares to be issued:
Amount of Debenture Unconverted:	$

Please issue the shares of Ordinary Shares in the following name and to the following address:
Issue to:
Authorized Signature:
Name:
Title:
Phone Number:
Broker DTC Participant Code:
Account Number:

Exhibit 5

DATED 28 September 2006

(1) FUTUREMEDIA PUBLIC LIMITED COMPANY

(2) CORNELL CAPITAL PARTNERS, LP

DEED OF VARIATION

THIS DEED OF VARIATION is made on 28 September 2006 BETWEEN:

(1)	FUTUREMEDIA PUBLIC LIMITED COMPANY (registered under number 01616681) of Nile House, Nile Street, Brighton, East Sussex BN1 1HW (the "Chargor"); and

(2)	CORNELL CAPITAL PARTNERS, LP of 101 Hudson Street - Suite 3700, Jersey City, NJ 07303 for itself (the "Buyer").

BACKGROUND

(A)	The Chargor and the Buyer entered into a Debenture dated 25 April 2006 (the “Debenture”).

(B)	The parties wish to amend certain definitions in the Debenture.

AGREED TERMS

1.
All defined terms used but not otherwise defined in this Deed shall have the meanings provided in the Debenture. Except as otherwise expressly provided in this Deed, the terms and conditions of the Debenture shall remain in full force and effect and, as appropriate, shall be incorporated by reference herein.

2.	The Debenture is hereby amended so that the meaning of the term “Unsecured Liabilities” shall be as follows:

“Unsecured Liabilities” means the liabilities of the Chargor under (i) Section 3(b)(ii) of the Secured Convertible Note made by the Chargor and issued to the Buyer pursuant to that certain Securities Purchase Agreement dated on or about 19 April 2006, (ii) Section 3(b)(ii) of the Secured Convertible Note made by the Chargor and issued to the Buyer pursuant to that certain Amended and Restated Securities Purchase Agreement dated on or about 3 August 2006; and (iii) Section 3(b)(ii) of the Secured Convertible Note made by the Chargor and issued to the Buyer pursuant to that certain Second Amended and Restated Securities Purchase Agreement dated on or about 28 September 2006.

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EXECUTED as a DEED by FUTUREMEDIA PUBLIC LIMITED COMPANY
acting by two Directors or one Director and a Company Secretary
/s/ Leonard M. Fertig
Leonard M. Fertig Director

/s/ Andrew Haire
Andrew Haire Company Secretary

EXECUTED as a DEED by CORNELL CAPITAL PARTNERS, LP

/s/ Mark Angelo
By: Yorkville Advisors, LLC Its: General Partner	Mark Angelo Portfolio Manager

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Exhibit 6

AMENDMENT NO. 1 TO AMENDED AND RESTATED
INVESTOR REGISTRATION RIGHTS AGREEMENT

THIS AMENDMENT NO.1 (the “Amendment”) is made and entered into effective as of September 28, 2006, to that certain Amended and Restated Investor Registration Rights Agreement (the “Agreement”) dated August 3, 2006 by and among FUTUREMEDIA PLC, a corporation organized and existing under the laws of England and Wales (the “Company”) and CORNELL CAPITAL PARTNERS, LP, TAIB BANK B.S.C. (c) and CERTAIN WEALTH, LTD. (the “Investors”).

Recitals:

WHEREAS, on or about August 3, 2006, the Company and the Investors entered into a series of financing agreements (the “Transaction Documents”), including, without limitation a Securities Purchase Agreement, convertible notes issued pursuant thereto, and the Agreement (as defined above), pursuant to which, among other things, the Investors agreed to advance the Company the aggregate of Nine Million Dollars ($9,000,000) of secured convertible notes;

WHEREAS, the parties hereto desire to amend the Agreement to extend certain deadlines contained therein; and

WHEREAS, all terms in the Agreement, except as modified herein, and the terms contained in the Transaction Documents, shall remain in full force and effect.

NOW, THEREFORE, in consideration of the premises and the mutual promises, conditions and covenants contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2.	The first sentence of Section 2(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Subject to the terms and conditions of this Agreement, the Company shall prepare and file, no later than October 30, 2006 (the “Scheduled Filing Deadline”), with the SEC a registration statement on Form F-3 under the Securities Act (the “Initial Registration Statement”) for the resale by the Investors of the Registrable Securities, which includes a number of Ordinary Shares to be issued upon conversion of the Convertible Notes and underlying the Warrants of even date herewith not less than 80,676,659 (75,199,159 as and for the Ordinary Shares to be issued upon conversion of the Convertible Notes, 727,500 as and for the Investor’s Shares and 4,750,000 as and for the Warrant Shares).”

[SIGNATURE PAGES TO IMMEDIATELY FOLLOW]

IN WITNESS WHEREOF, the parties have signed and delivered this Amendment Agreement on the date first set forth above.

FUTUREMEDIA PLC		CORNELL CAPITAL PARTNERS, LP

By:	/s/ Leonard M. Fertig	By: Yorkville Advisors, LLC
	Name: Leonard M. Fertig	Its: General Partner
Title: Director

		By:	/s/ Mark A. Angelo
Name: Mark A. Angelo
Title: Portfolio Manager

TAIB BANK, B.S.C. (c)

		By:	/s/ Larry Chaleff
Name: Larry Chaleff
Title: Authorized Person

CERTAIN WEALTH, LTD.

		By:	/s/ Larry Chaleff
Name: Larry Chaleff
Title: Authorized Person